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VIA EDGAR TRANSMISSION

July 29, 2008

Peggy Kim, Esq.

Attorney-Adviser

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-3628

Re:                               Angelica Corporation
Amendment No. 1 to Schedule TO-I
Filed July 21, 2008
File No. 005-10149

Dear Ms. Kim:

On behalf of Angelica Corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to the Company dated July 28, 2008 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to Tender Offer Statement on Schedule TO-I filed by the Company with the Commission on July 21, 2008 (the “Amendment”).  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO, as amended.

                For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto.

Offer to Purchase

1.             We note your response to comment 1 to our letter dated July 14, 2008; however, we reissue our comment.  In this regard, we note you state that the consideration to be received by holders of each class of option holders will not vary, however, it appears that although the exercise prices may vary, the rights and characteristics of the options are substantially similar so that the option holders constitute the same class of holders.  Please tell us how your tender offer is consistent with Rule 13e-4(f)(8)(ii).

RESPONSE:  During our call following receipt of the Comment Letter, you advised us that the simplest way to resolve the above comment would be to explain how the Company’s tender offer for all outstanding stock options to purchase shares of its common stock (the “Tender Offer”) satisfies the requirements of the Division of Corporate Finance’s Exemptive Order, dated March 21, 2001 (the “Exemptive Order”), which provides relief from the requirements of Rule 13e-4(f)(8) (the “all holders” and “best price” rules) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  That explanation is set forth in Section A below, which we believe demonstrates the Tender Offer satisfies the requirements of the Exemptive Order, as it has been interpreted by the Staff.  In addition, for the reasons set forth in Section B below, we continue to believe that an independent basis for satisfying Rule 13e-4(f)(8)(ii) is that each tranche of options with different economic characteristics (i.e., distinct exercise price and expiration date) constitute different classes of securities for the purpose of that rule.

A.            Compliance with Exemptive Order

While the Exemptive Order by its terms is applicable only to exchange offers for employee stock options, we understand that the Staff has expanded its application in practice to cover tender offers in which cash is paid for cancellation of employee stock options where the other requirements of the Exemptive Order are satisfied.  Set forth below is a detailed legal analysis of the Company’s compliance with the requirements set forth in the Exemptive Order, which requirements are reproduced in pertinent part below for the Staff’s convenience.

1.                                      The issuer is eligible to use Form S-8, the options subject to the Tender Offer were issued under an employee benefit plan as defined in Rule 405 of the Securities Act and the securities offered in the Tender Offer will be issued under such an employee benefit plan.

The Company hereby represents to the Staff that it is subject to the requirement to file reports pursuant to Section 13 or 15(d) of the Exchange Act, has filed all reports and other materials required to be filed by such requirements during the preceding 12 months and is not a “shell company” (as defined in Rule 405 of the Securities Act) and has not been a shell company for at least 60 calendar days previously. Accordingly, the Company is eligible to use Form S-8.

The options subject to the offer were issued under the Angelica Corporation 1994 Non-Employee Directors Stock Plan (the “1994 Non-Employee Directors Stock Plan”), the Angelica Corporation 1994 Performance Plan (the “1994 Performance Plan”), the Angelica Corporation 1999 Performance Plan (the “1999 Performance Plan”), and an Employment Agreement, dated September 15, 2003, between the Company and Stephen O’Hara (the “O’Hara Employment Agreement”). The Company hereby represents to the Staff that each of the 1994 Non-Employee Directors Stock Plan, the 1994 Performance Plan, 1999 Performance Plan, and the

O’Hara Employment Agreement is an “employee benefit plan” (as defined in Rule 405 of the Securities Act).

2.                                      The Tender Offer is conducted for compensatory purposes.

The Company is conducting the Tender Offer to option holders for a number of significant compensatory purposes. Most importantly, the Company is conducting the offer so that option holders are able to realize the compensatory value of their options. Following the merger with Clothesline Acquisition Corporation (the “Merger”), the Company’s common stock will be delisted from the New York Stock Exchange and deregistered under the Exchange Act. As a result, the outstanding employee options to acquire the Company’s common stock after the Merger will be exercisable for common stock of Clothesline Holdings, Inc. (“Parent”), for which no trading market is expected to exist. It therefore is unlikely that, following the Merger, a holder of options will be able to realize the full cash value of the options until such time, if any, as the shares of the Parent’s common stock become publicly traded or the Company or Parent is sold. In order to provide employees the opportunity to realize the compensatory value of their options, the Company negotiated for the right to provide employees with the right to exchange such options for the cash payments provided in the Tender Offer.  Conducting the Tender Offer in connection with the Merger also provided the opportunity to compensate employees who have remained with the Company during the process of negotiating and completing the Merger.

The Company believes that employee retention is an important factor in its overall compensatory policy and after the Merger this policy will no longer be furthered with respect to the options subject to the Tender Offer. All options subject to the Tender Offer either are currently fully vested and exercisable or will become fully vested and exercisable upon completion of the Merger. Accordingly, the Company expects that the retention value that has historically been provided by these options will be substantially diminished since they are or will no longer be subject to vesting.

An additional compensatory purpose for the offer is the rationalization of the ownership of the Company stock options after the Merger so that the group of employees that Parent believes are most critical to the future success of Parent as a private company will hold the greatest proportion of outstanding options. While the Company does not believe that a broad-based equity program as it currently conducts as a public company will provide the same compensatory and retention value once the Company becomes a privately-held, wholly-owned subsidiary of Parent, the Company believes its success and that of Parent, as private companies, will be closely related to incentivizing its key employees and to closely aligning their interests to those of the stockholders of Parent, including through the use of equity-based compensation. The value of this compensation to these employees will be significantly enhanced through concentrating the ownership of employee options. The Company believes that the Tender Offer will facilitate this objective to the extent that employees determine that the Tender Offer is an attractive opportunity to receive the accumulated compensation benefit inherent in their options.

The final overall compensatory goal of the Company that is advanced by the Tender Offer is the elimination of incremental costs associated with the on-going maintenance of a broad-based equity-incentive program that it currently maintains as a public company. This level of expense will be inconsistent with the Company’s goal of maximizing employee compensation from a cost-benefit perspective. By reducing the number of holders of options, the Company and Parent expects to achieve cost savings that could then be used to provide other compensatory benefits to employees.

Furthermore, we do not believe that the requirement to obtain cancellation of at least 90% of the outstanding options as a condition to closing of the Merger detracts from the compensatory purpose of the Tender Offer.  The Tender Offer is merely a method of satisfying such requirement that allows the Company to fulfill the original intended compensatory purposes of the options.  We also note that other issuer tender offers for employee options have had this type of condition to closing of a merger transaction as the merger agreements in this case.  See Clayton Homes, Inc. Schedule TO initially filed with the Commission on May 13, 2003.

3.                                      The issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer.

The Company believes the offer to purchase discloses the essential features and significance of the Tender Offer, including the risks that the option holders should consider in deciding whether to accept the offer being made by the Company.  In particular, the Company has included a significant amount of important information in a reader-friendly “Q&A” format in the Summary Term Sheet at the beginning of the offer to purchase and has provided other helpful disclosure in the section titled “Significant Consequences to Non-Tendering Option Holders.”

4.                                      Except as exempted in this order, the issuer complies with Rule 13e-4.

The Company believes that, except as otherwise exempted pursuant to the Exemptive Order (assuming for this purpose that separate class treatment, as set forth in Section B below, is not accepted by the Staff), it has fully complied with Rule 13e-4 to date.  The Company will continue to comply with the requirements of Rule 13e-4 through the completion of the Tender Offer and the payment for all tendered options.

B.                                     Each Tranche of Options is a Separate Class of Securities for Purposes of Rule 13e-4(f)(8)(ii)

The Company respectfully submits that the Tender Offer does comply with Rule 13e-4(f)(8)(ii) because options with different exercise prices and expiration dates constitute different classes of securities, and all options within a particular class will receive identical consideration in the Tender Offer.

The purpose of the best price rule contained in Rule 13e-4(f)(8)(ii) is to ensure equal treatment of security holders.  (See Section II.A.1 of Release No. 34-54684, Amendments to the Tender Offer Best-Price Rules, Nov. 1, 2006).  The Company believes that the purpose of the rule is furthered by treating options with different exercise prices and expiration dates as different classes of derivative securities, and by paying each class an amount that corresponds to its intrinsic value (i.e., the spread between the exercise price and the $22.00 per share Merger consideration).  To treat all options as a single class, and to pay all holders thereof identical consideration, would ignore the differences in the intrinsic value of such options and would result in unequal treatment of option holders.  For example, if two tranches of options had exercise prices of $10.00 and $20.00, respectively, and holders of each tranche were paid $5.00 for their options, the holders of the $10.00 tranche would receive consideration that is $7.00 less than the intrinsic value of their options, while the holders of the $20.00 tranche would receive consideration that is $3.00 more than the intrinsic value of their options.

                The  Company also believes that an analysis of the issue under the definition of “class” of securities provided by Section 12(g)(5) of the Exchange Act (which is the only definition of “class” of securities found in under the Exchange Act) supports treating options with different exercise prices and expiration dates as different classes of securities.  Section 12(g)(5) defines “class” to include “all securities which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.”  Although in our case all options represent a right to purchase the Company’s common stock, the Company believes it is not appropriate to treat such options with different exercise prices and expiration dates as the same class of derivative securities because they do not possess “substantially similar rights and privileges.”  This is because the key rights that are implicit in such options are the exercise price and the expiration date.  This is borne out by the fact that the exercise price and the expiration date are the key drivers for determining the value of such options.

                The appropriateness of treating options with different exercise prices and expiration dates as separate classes of securities has been recognized by the Commission in interpreting the term “class” of derivative securities for purposes of reporting options in Table II of Form 4 or Form 5:

Question: When reporting derivative securities on Table II of Form 4 or Form 5, are options that have different economic characteristics (such as exercise price and expiration date) considered different classes of securities?

Answer: Yes. General Instruction 4(a)(i) to Form 4 requires an insider to “report total beneficial ownership following the reported transaction(s) for each class of securities in which a transaction was reported.” In reporting derivative securities on Table II, options that have different economic characteristics (such as exercise price and expiration date) are considered different classes of options. For example, in reporting the grant of options with an exercise price of $10 per share and an expiration date of March 1, 2014, the holdings column should show the total number of options with the same terms, and should not include the insider’s holdings of options with an exercise price of $8 per share and an expiration date of November 1, 2012. On a voluntary basis, the insider may report on a separate line(s) holdings of options that are of a different class(es) than the options transaction reported. General Instruction 4(a)(iii) to Form 5, which requires an insider to “report total beneficial ownership as of the end of the issuer’s fiscal year for all classes of securities in which a transaction was reported,” is construed the same way. (Question 133.06 in the Frequently Asked Questions Regarding Exchange Act Section 16 and Related Rules and Forms, May 23, 2007).

Furthermore, in preparing the Tender Offer the Company noted that a number of issuer tender offers for employee stock options in a merger context have been structured to offer a different amount of cash for each tranche (i.e., options with the same exercise price and expiration date) that is equal to the intrinsic value of such tranche (i.e., the spread between the exercise price and the merger consideration).  See, e.g., Bradley Pharmaceuticals, Inc. Schedule TO initially filed with the Commission on Jan. 17, 2008; Clayton Homes, Inc. Schedule TO initially filed with the Commission on May 13, 2003.

Based on the foregoing, we believe that both prior Commission precedent, and a fair reading of the purposes of the best price rule when applied to tender offers for employee stock options, is to treat each tranche of options with the same exercise price and expiration date as a separate class of securities for purposes of Rule 13e-4(f)(8)(ii).

* * * * * * * * *

The Company has acknowledged to Stinson Morrison Hecker LLP that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (816) 691-3188, or Scott Gootee, at (816) 691-3263, if you have any questions regarding this submission.

Very truly yours,

STINSON MORRISON HECKER LLP

/s/ John A. Granda

John A. Granda

cc:	Stephen M. O’Hara
Steven L. Frey